ONE LIBERTY PROPERTIES, INC.

P,E,
12-31-03

AR/S

2003 ANNUAL REPORT



The past year was an active and exciting year, as well as a year of continuing growth, for our company. The following sets forth the highlights of the year:

To Our Stockholders



- In October and November 2003 we completed a public offering of 3,737,500 shares of our common stock, which provided net proceeds to us of approximately $64,500,000. Through December 31, 2003 we had used $22,400,000 of the net proceeds from this offering and at December 31, 2003 had approximately $46,000,000 of cash and cash equivalents available, plus $30,000,000 available under our credit line, to acquire additional properties, either directly or through joint ventures. We are actively pursuing the acquisition of additional properties fitting our investment criteria.
- On January 15, 2004 our common stock was listed on the New York Stock Exchange and we were pleased to have the opportunity to meet with the chief executive officer of the exchange, John Thain, and other exchange executives, and to participate in the opening bell ceremony. We believe that listing our common stock on the New York Stock Exchange gives our company greater exposure and creates more liquidity for our stockholders. We are delighted to have joined most of the preeminent companies in the United States as a New York Stock Exchange listed company.
- On December 30, 2003 we redeemed all of our outstanding cumulative convertible preferred stock. Of the 648,058 outstanding shares of preferred stock, 509,185 shares were redeemed for a total payment of $8,401,553 ($16.50 per share) and 138,873 shares were converted into 114,539 shares of common stock. The redemption and conversion will be accretive to common stockholders in 2004.
- Our real estate portfolio (net of accumulated depreciation) increased by $36,879,000 (26.3%) to $177,316,000 at the end of 2003 from $140,437,000 at the end of 2002. Our investment in unconsolidated joint ventures increased to $24,441,000 from $23,453,000 at the end of 2002.
- In our continuing effort to expand and upgrade our property portfolio we disposed of one small property in 2003 at a modest gain. We currently own thirty-eight properties (including two purchased in March 2004), participate in four joint ventures which own a total of 12 properties and own a 50% tenancy in common interest in another property. Our properties, located in 17 states, have approximately 3,800,000 square feet of rentable space (including properties owned by our joint ventures) and for the 2003 year had an occupancy rate of approximately 99%.

To Our Stockholders | CONTINUED

- Our rental revenues increased in 2003 to $19,284,000, a 29.6% increase, from $14,879,000 in 2002, our earnings in equity of unconsolidated joint ventures increased to $2,411,000, a 124% increase, from $1,078,000 in 2002 and our net income increased to $8,525,000, or $1.18 per share, a 45% increase, from $5,880,000, or $1.04 per share in 2002.
- Funds from operations applicable to common stockholders, increased 51.7% year over year to $11,766,000 ($1.85 per share) from $7,757,000 ($1.67 per share). Funds from operations applicable to common stockholders is derived by adding to net income depreciation of properties, our share of depreciation in unconsolidated joint ventures and amortization of deferred leasing costs and deducting the gain on sale of real estate and cash distributions paid to preferred stockholders. This calculation can be found on page 21.
- In 2003 we continued to pay distributions to our common stockholders at the annual rate of $1.32 per share ($.33 per share per quarter). In 2003, we paid total cash distributions to our common stockholders of $8,780,000 and to our preferred stockholders of $1,037,000.
- We are completing arrangements for an increase in our credit line from $30,000,000 to $62,500,000, adding new institutions to the line. This credit facility, along with the funds remaining from our 2003 public offering and funds which will become available from mortgage financings, will provide us with funds to continue our proactive acquisition activities.

At our June 14, 2004 Annual Meeting, Arthur Hurand will retire as a director of our company. Art has been an active and helpful director of our company for fifteen years and the company, its directors and officers have benefited immeasurably from Art's insight, wise counsel and dedication. We would like to express our deep appreciation to Art for being a most positive force in the growth and development of our company. We wish him good health and much happiness.

We would like to thank our stockholders, our joint venture partners and our lending institutions for the confidence that they have shown in us and our directors, officers and employees for their dedication. The year 2003 was active, exciting, positive and productive. We expect to build on these accomplishments in 2004.

Sincerely yours,

Fredric H. Gould
Chairman

Jeffrey Fishman
President and Chief Executive Officer

April 15, 2004

Certain statements contained in this letter are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. For additional information about the company, please see the company's most recent Form 10K dated March 11, 2004, as filed with the Securities and Exchange Commission on March 15, 2004, and other documents filed by the company with the Securities and Exchange Commission.

ONE LIBERTY PROPERTIES, INC. is a self-administered and self-managed real estate investment trust incorporated under the laws of Maryland on December 27, 1982. The primary business of the Company is to acquire, own and manage a geographically diversified portfolio of retail, industrial, office, movie theaters and other properties under long term leases. Substantially all of our leases are "net leases" under which the tenant is responsible for real estate taxes, insurance and ordinary maintenance and repairs.

ONE LIBERTY PROPERTIES, INC.

We acquired our portfolio of properties by balancing fundamental real estate analysis with tenant credit evaluation. Our analysis focuses on the value of a property, determined primarily by its location, use, and by local demographics. We also evaluate a tenant's financial ability to meet operational needs and lease obligations. We believe that our emphasis on property value enables us to achieve better returns on our acquired properties and also enhances our ability to re-rent or dispose of a property on favorable terms upon the expiration or early termination of a lease. Consequently, we believe that the weighting of these factors in our analysis enables us to achieve attractive current returns with potential growth through contractual rent increases and property appreciation.

The common stock of One Liberty trades on the New York Stock Exchange, under the symbol OLP. As of April 15, 2004, there were 9,725,599 common shares outstanding in the hands of approximately 3,000 shareholders.

Financial Highlights

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended December 31, 2003	2002
Revenues	$ 19,796	$ 15,705
Expenses	13,696	10,892
Earnings before equity in earnings of unconsolidated joint ventures and gain (loss) on sale	6,100	4,813
Equity in earnings of unconsolidated joint ventures	2,411	1,078
Income before gain (loss) on sale	$ 8,511	$ 5,891
Net income	$ 8,525	$ 5,880
Dividends on preferred stock	1,037	1,037
Net income applicable to common stockholders	$ 7,488	$ 4,843
Net income per common share-diluted	$ 1.18	$ 1.04
Weighted average number of common shares-diluted	6,361	4,644

	December 31, 2003	2002
Total assets	$ 259,089	$ 179,609
Real estate investments, net	177,316	140,437
Investment in unconsolidated joint ventures	24,441	23,453
Mortgages payable	106,133	77,367
Line of credit	-	10,000
Total liabilities	113,120	90,915
Stockholders' equity	145,969	88,694


REAL ESTATE INVESTMENTS, NET
(INCLUDES UNCONSOLIDATED JOINT VENTURES)
DOLLARS IN MILLIONS
$220
200
180
160
140
120
100
80
60
40
20
0
124.9
163.9
201.8
2001
2002
2003


FUNDS FROM OPERATIONS
APPLICABLE TO COMMON
DOLLARS IN MILLIONS
$14
12
10
8
6
4
2
0
6.3
7.8
11.8
2001
2002
2003


STOCKHOLDERS' EQUITY
DOLLARS IN MILLIONS
$160
140
120
100
80
60
40
20
0
54.3
88.7
146.0
2001
2002
2003

Consolidated Balance Sheets

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	December 31, 2003	December 31, 2002
ASSETS		
Real estate investments, at cost (Notes 3 and 5)		
Land	$ 37,880	$ 30,847
Buildings and improvements	153,591	120,447
	191,471	151,294
Less accumulated depreciation	14,155	10,857
	177,316	140,437
Investment in unconsolidated joint ventures (Note 4)	24,441	23,453
Mortgages receivable (including $6,260 from an affiliated joint venture in 2002)	-	6,516
Cash and cash equivalents	45,944	2,624
Unbilled rent receivable (Note 3)	4,264	3,207
Rent, interest, deposits and other receivables	3,323	1,471
Notes receivable - officer (Note 8)	-	166
Investment in BRT Realty Trust (related party) (Note 2)	867	398
Deferred financing costs	1,962	1,072
Other (including available-for-sale securities of $146 and $94) (Note 2)	972	265
	$ 259,089	$ 179,609
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Mortgages payable (Note 5)	$ 106,133	$ 77,367
Line of credit (Note 5)	-	10,000
Dividends payable	3,400	2,116
Accrued expenses and other liabilities	3,587	1,432
Total liabilities	113,120	90,915
Commitments and contingencies (Note 11)	-	-
Stockholders' equity (Notes 6, 7, 9 and 10):		
Redeemable Convertible Preferred Stock, $1 par value; $1.60 cumulative annual dividend; 2,300 shares authorized; 648 shares issued and outstanding in 2002; liquidation and redemption values of $16.50	-	10,693
Common Stock, $1 par value; 25,000 shares authorized; 9,605 and 5,626 shares issued and outstanding	9,605	5,626
Paid-in capital	130,863	65,646
Accumulated other comprehensive income - net unrealized gain on available-for-sale securities (Note 2)	823	312
Unearned compensation	(447)	-
Accumulated undistributed net income	5,125	6,417
Total stockholders' equity	145,969	88,694
	$ 259,089	$ 179,609

SEE ACCOMPANYING NOTES

Consolidated Statements of Income

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended December 31, 2003	2002	2001
Revenues:			
Rental income (Note 3)	$ 19,284	$ 14,879	$ 15,053
Interest and other income (including $194 and $231 in 2003 and 2002 from an affiliated joint venture)	512	826	184
	19,796	15,705	15,237
Expenses:			
Depreciation and amortization	3,473	2,617	2,585
Interest - mortgages payable (Note 5)	6,844	6,202	6,037
Interest - line of credit (Note 5)	564	75	338
Leasehold rent	-	24	289
General and administrative (Note 8)	2,203	1,675	1,136
Public offering expenses (Notes 7 and 8)	69	125	-
Real estate expenses	543	174	181
	13,696	10,892	10,566
Earnings before equity in earnings of unconsolidated joint ventures and gain (loss) on sale	6,100	4,813	4,671
Equity in earnings of unconsolidated joint ventures	2,411	1,078	83
Gain (loss) on sale of real estate (Note 3)	14	(29)	126
Gain (loss) on sale of available-for-sale securities	-	18	(14)
Net income	$ 8,525	$ 5,880	$ 4,866
Calculation of net income applicable to common stockholders:			
Net income	$ 8,525	$ 5,880	$ 4,866
Less dividends on preferred stock	1,037	1,037	1,037
Net income applicable to common stockholders	$ 7,488	$ 4,843	$ 3,829
Weighted average number of common shares outstanding:			
Basic	6,329	4,614	3,019
Diluted	6,361	4,644	3,036
Net income per common share (Notes 2 and 9):			
Basic	$ 1.18	$ 1.05	$ 1.27
Diluted	$ 1.18	$ 1.04	$ 1.26
Cash distributions per share:			
Common Stock	$ 1.32	$ 1.32	$ 1.20
Preferred Stock	$ 1.60	$ 1.60	$ 1.60

SEE ACCOMPANYING NOTES

Consolidated Statements of Stockholders' Equity

FOR THE THREE YEARS ENDED DECEMBER 31, 2003
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Preferred Stock	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Income	Unearned Compensation	Accumulated Undistributed Net Income	Total
Balances, December 31, 2000	$ 10,693	$ 3,010	$ 31,650	$ 76	$ -	$ 7,947	$ 53,376
Distributions - Common Stock							
($1.20 per share)	-	-	-	-	-	(3,632)	(3,632)
Distributions - Preferred Stock							
($1.60 per share)	-	-	-	-	-	(1,037)	(1,037)
Exercise of options	-	33	368	-	-	-	401
Shares issued through dividend reinvestment plan	-	15	174	-	-	-	189
Net income	-	-	-	-	-	4,866	4,866
Other comprehensive income - net unrealized gain on available-for-sale securities (Note 2)	-	-	-	185	-	-	185
Comprehensive income							5,051
Balances, December 31, 2001	10,693	3,058	32,192	261	-	8,144	54,348
Distributions - Common Stock							
($1.32 per share)	-	-	-	-	-	(6,570)	(6,570)
Distributions - Preferred Stock							
($1.60 per share)	-	-	-	-	-	(1,037)	(1,037)
Exercise of options	-	48	562	-	-	-	610
Shares issued through public offering	-	2,500	32,621	-	-	-	35,121
Shares issued through dividend reinvestment plan	-	20	271	-	-	-	291
Net income	-	-	-	-	-	5,880	5,880
Other comprehensive income - net unrealized gain on available-for-sale securities (Note 2)	-	-	-	51	-	-	51
Comprehensive income							5,931
Balances, December 31, 2002	10,693	5,626	65,646	312	-	6,417	88,694
Distributions - Common Stock							
($1.32 per share)	-	-	-	-	-	(8,780)	(8,780)
Distributions - Preferred Stock							
($1.60 per share)	-	-	-	-	-	(1,037)	(1,037)
Exercise of options	-	67	801	-	-	-	868
Shares issued through public offering	-	3,737	60,811	-	-	-	64,548
Shares issued through dividend reinvestment plan	-	61	943	-	-	-	1,004
Redemption of preferred stock	(10,693)	114	2,174	-	-	-	(8,405)
Issuance of restricted stock	-	-	488	-	(488)	-	-
Compensation expense - restricted stock	-	-	-	-	41	-	41
Net income	-	-	-	-	-	8,525	8,525
Other comprehensive income - net unrealized gain on available-for-sale securities (Note 2)	-	-	-	511	-	-	511
Comprehensive income							9,036
Balances, December 31, 2003	$ -	$ 9,605	$130,863	$ 823	$ (447)	$ 5,125	$145,969

SEE ACCOMPANYING NOTES

Consolidated Statements of Cash Flows

(AMOUNTS IN THOUSANDS)

	Year Ended December 31, 2003	2002	2001
Cash flows from operating activities:			
Net income	$ 8,525	$ 5,880	$ 4,866
Adjustments to reconcile net income to net cash provided by operating activities:			
(Gain) loss on sale of real estate	(14)	29	(126)
(Gain) loss on sale of available-for-sale securities	-	(18)	14
Increase in rental income from straight-lining of rent	(1,058)	(765)	(827)
Decrease in rental income from above/below market leases	54	-	-
Restricted stock expense	41	-	-
Equity in earnings of unconsolidated joint ventures	(2,411)	(1,078)	(83)
Distributions from unconsolidated joint ventures	2,407	1,177	65
Payments to minority interest by subsidiary	(18)	(16)	(23)
Depreciation and amortization	3,473	2,617	2,585
Amortization of financing costs included in interest expense	325	259	315
Changes in assets and liabilities:			
Increase in rent, interest, deposits and other receivables	(478)	(362)	(153)
Increase in accrued expenses and other liabilities	760	621	131
Net cash provided by operating activities	11,606	8,344	6,764
Cash flows from investing activities:			
Additions to real estate	(24,327)	(25,880)	(152)
Net proceeds from sale of real estate	159	281	749
Net proceeds from condemnation of real estate	32	-	-
Investment in unconsolidated joint ventures, net	(984)	(19,538)	(6,327)
Sale of portion of interest in unconsolidated joint venture	-	3,150	-
Investment in mortgages receivable - (including $6,340 due from an affiliated joint venture in 2002)	(7,000)	(6,340)	-
Collection of mortgages receivable (including $6,260 and $80 from an affiliated joint venture)	13,516	84	-
Net proceeds from sale of available-for-sale securities	-	344	201
Purchase of available-for-sale securities	(10)	(157)	(173)
Net cash used in investing activities	(18,614)	(48,056)	(5,702)
Cash flows from financing activities:			
(Repayments) proceeds from bank line of credit, net	(10,000)	10,000	(10,000)
Proceeds from mortgages payable	13,508	3,350	13,600
Payment of financing costs	(1,215)	(84)	(408)
Repayment of mortgages payable	(1,612)	(2,570)	(1,136)
Collection of notes receivable - officer	166	-	-
Proceeds from issuance of shares through public offering	68,160	38,011	-
Underwriters' discounts and commissions and other public offering costs	(3,613)	(2,890)	-
Cash distributions - Common Stock	(7,496)	(5,630)	(2,714)
Cash distributions - Preferred Stock	(1,037)	(1,037)	(778)
Exercise of stock options	868	610	401
Redemption of preferred stock	(8,405)	-	-
Issuance of shares through dividend reinvestment plan	1,004	291	189
Net cash provided by (used in) financing activities	50,328	40,051	(846)
Net increase in cash and cash equivalents	43,320	339	216
Cash and cash equivalents at beginning of year	2,624	2,285	2,069
Cash and cash equivalents at end of year	$ 45,944	$ 2,624	$ 2,285
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest expense	$ 7,156	$ 6,015	$ 6,084
Supplemental schedule of non cash investing and financing activities:			
Assumption of mortgages payable in connection with purchase of real estate	$ 15,121	$ -	$ -
Accrual of additions to real estate	1,413	-	-
Conversion of preferred stock to common stock	2,284	-	-
Contribution of real property to unconsolidated joint venture	-	819	-
Mortgage taken back upon sale of real estate	-	260	-

SEE ACCOMPANYING NOTES

Notes to Consolidated Financial Statements

DECEMBER 31, 2003

NOTE 1 – ORGANIZATION AND BACKGROUND

One Liberty Properties, Inc. (the "Company") was incorporated in 1982 in the state of Maryland. The Company is a self-administered and self-managed real estate investment trust ("REIT"). The Company acquires, owns and manages a geographically diversified portfolio of retail, industrial, office, movie theater and other properties, a substantial portion of which are under long-term net leases. The Company owns thirty-six properties, participates in four joint ventures which own a total of twelve properties and holds a 50% tenancy in common interest in one property. The forty-nine properties are located in seventeen states.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of One Liberty Properties, Inc., its wholly-owned subsidiaries and a majority-owned limited liability company ("LLC") (in which the Company held a 95% interest through September 8, 2003). On September 9, 2003, the Company purchased the 5% minority owned interest of the LLC owned by the spouse of the Company's president and chief executive officer. Accordingly, at December 31, 2003 the Company owns 100% of the LLC. One Liberty Properties, Inc., its subsidiaries and the LLC (through September 8, 2003) are hereinafter referred to as the Company. Material intercompany items and transactions have been eliminated.

INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

The Company accounts for its investments in unconsolidated joint ventures under the equity method of accounting as the Company exercises significant influence, but does not control these entities. These investments are recorded initially at cost, as investments in unconsolidated joint ventures, and subsequently adjusted for equity in earnings and cash contributions and distributions. Any difference between the carrying amount of these investments on the balance sheet of the Company and the underlying equity in net assets is amortized as an adjustment to equity in earnings of unconsolidated joint ventures over 40 years. See Note 4. None of the joint venture debt is recourse to the Company.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Management believes that the estimates and assumptions that are most important to the portrayal of the Company's financial condition and results of operations, in that they require management's most difficult, subjective or complex judgments, form the basis of the accounting policies deemed to be most significant to the Company. These significant accounting policies relate to revenues and the value of the Company's real estate portfolio. Management believes its estimates and assumptions related to these significant accounting policies are appropriate under the circumstances; however, should future events or occurrences result in unanticipated consequences, there could be a material impact on the Company's future financial condition or results of operations.

REVENUE RECOGNITION

Rental income includes the base rent that each tenant is required to pay in accordance with the terms of their respective leases reported on a straight-line basis over the initial term of the lease. Some of the leases provide for additional contingent rental revenue in the form of percentage rents and increases based on the consumer price index. The percentage rents are based upon the level of sales achieved by the lessee and are recorded once the required sales levels are reached.

CASH AND CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

PURCHASE ACCOUNTING FOR ACQUISITION OF REAL ESTATE

The fair value of the real estate acquired is allocated to the acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and other value of in-place leases based in each case on their fair values.

The fair value of the tangible assets of an acquired property (which includes land and building) is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and building based on management's determination of relative fair values of these assets.

DEPRECIATION

Depreciation of buildings is computed on the straight-line method over an estimated useful life of 40 years for commercial properties and 27 1/2 years for residential properties.

DEFERRED FINANCING COSTS

Mortgage and credit line costs are deferred and amortized on a straight-line basis over the terms of the respective debt obligations, which approximates the effective interest method.

FEDERAL INCOME TAXES

The Company has qualified as a real estate investment trust under the applicable provisions of the Internal Revenue Code. Under these provisions, the Company will not be subject to federal income taxes on amounts distributed to stockholders providing it distributes substantially all of its taxable income and meets certain other conditions.

All distributions made during 2003 were attributable to ordinary income. Distributions made during 2002 included less than 1% attributable to capital gains, with the balance to ordinary income.

INVESTMENT IN EQUITY SECURITIES

The Company determines the appropriate classification of securities at the time of purchase and reassesses the appropriateness of the classification at each reporting date. At December 31, 2003, all marketable securities have been classified as available-for-sale and, as a result, are stated at fair value. Unrealized gains and losses on available-for-sale securities are recorded as accumulated other comprehensive income in the stockholders' equity section.

The Company's investment in 30,048 common shares of BRT Realty Trust ("BRT"), a related party of the Company, (accounting for less than 1% of the total voting power of BRT), purchased at a cost of $97,000, has a fair market value at December 31, 2003 of $867,000. At December 31, 2003, the total cumulative unrealized gain of $823,000 on all investments in equity securities are reported as accumulated other comprehensive income in the stockholders' equity section.

Realized gains and losses are determined using the average cost method. During 2003, 2002 and 2001, sales proceeds and gross realized gains and losses on securities classified as available-for-sale were:

	2003	2002	2001
Sales proceeds	$ -	$ 344,000	$ 201,000
Gross realized losses	$ -	$ (3,000)	$ (17,000)
Gross realized gains	$ -	$ 21,000	$ 3,000

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

MORTGAGES RECEIVABLE: At December 31, 2002, the Company had two mortgage loans outstanding with an aggregate balance of $6,516,000. The carrying amounts of the mortgages receivable approximated market due to the short term maturities of the loans. The mortgages were paid off in full during 2003.

NOTES RECEIVABLE - OFFICER: At December 31, 2002, the Company reported notes receivable with a carrying amount of $166,000 in the balance sheet which was the face value of the notes. The notes carried an interest rate equal to the prime rate and thus the outstanding balance approximated the fair value. The notes were paid in full during August 2003.

INVESTMENT IN EQUITY SECURITIES: Since these investments are considered "available-for-sale", they are reported in the balance sheet based upon quoted market prices.

MORTGAGES PAYABLE: At December 31, 2003, the estimated fair value of the Company's mortgages payable exceeded its carrying value by approximately $2,870,000, assuming a market interest rate of 6.80%.

LINE OF CREDIT: There is no material difference between the carrying amounts and fair value because the interest rate is at the prime rate.

Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

EARNINGS PER COMMON SHARE

Basic earnings per share was determined by dividing net income applicable to common stockholders for each year by the weighted average number of shares of Common Stock outstanding during each year.

Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue Common Stock were exercised or converted into Common Stock or resulted in the issuance of Common Stock that then shared in the earnings of the Company. Diluted earnings per share was determined by dividing net income applicable to common stockholders for each year by the total of the weighted average number of shares of Common Stock outstanding plus the dilutive effect of the Company's outstanding options and restricted stock (32,835, 29,977 and 16,498 shares for the years ended 2003, 2002 and 2001, respectively) using the treasury stock method. The Preferred Stock was not considered for the purpose of computing diluted earnings per share because their assumed conversion was antidilutive.

ACCOUNTING FOR LONG-LIVED ASSETS AND VALUATION ALLOWANCE ON REAL ESTATE OWNED

The Company reviews each real estate asset owned for which indicators of impairment are present to determine whether the carrying amount of the asset will be recovered. Recognition of impairment is required if the undiscounted cash flows estimated to be generated by those assets are less than the

Notes to Consolidated Financial Statements | CONTINUED

DECEMBER 31, 2003

assets' carrying amount. Measurement of impairment under such circumstances is based upon the fair market value of the asset. Real estate assets that are expected to be disposed of are valued at the lower of carrying amount or fair value less costs to sell on an individual asset basis.

SEGMENT REPORTING

Virtually all of the Company's real estate assets are comprised of real estate owned that is net leased to tenants on a long-term basis. Therefore, the Company operates predominantly in one industry segment.

RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities", which explains how to identify variable interest entities ("VIE") and how to assess whether to consolidate such entities. In December 2003 a revision was issued (46R) to clarify some of the original provisions. The provisions of this interpretation are immediately effective for VIE's formed after January 31, 2003. For VIEs formed prior to January 31, 2003, the provisions of this interpretation apply to the first fiscal year or interim period beginning after December 15, 2003. Management has determined that none of its unconsolidated joint ventures represent variable interest entities pursuant to interpretation.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement did not have an impact on the Company's financial statements.

RECLASSIFICATION

Certain amounts reported in previous financial statements have been reclassified in the accompanying financial statements to conform to the current year's presentation.

NOTE 3 – REAL ESTATE INVESTMENTS AND MINIMUM FUTURE RENTALS

During the year ended December 31, 2003, the Company purchased five single tenant properties (including one tenancy in common interest) in five states, for a total consideration of $35,389,000. The Company assumed pre-existing first mortgages aggregating $15,121,000 on three of these properties. In connection with the purchase price allocations for these acquisitions, as well as two properties purchased in the fourth quarter of 2002, the Company identified acquired intangible assets totaling in the aggregate amount of $431,000. These intangibles are being amortized over the term of the respective underlying lease terms and the unamortized balance has been reflected in Other Assets.

The rental properties owned at December 31, 2003 are leased under non-cancellable operating leases to tenants with current expirations ranging from 2004 to 2038, with certain tenant renewal rights. The majority of lease agreements are net lease arrangements which require the tenant to pay not only rent but all the expenses of the leased property including maintenance, taxes, utilities and insurance. Certain lease agreements provide for periodic rental increases and others provide for increases based on the consumer price index.

The minimum future rentals to be received over the next five years and thereafter on the operating leases in effect at December 31, 2003 are as follows:

Year Ending December 31,	(In Thousands)
2004	$ 21,255
2005	19,098
2006	18,677
2007	18,341
2008	17,645
Thereafter	148,145
Total	$243,161

At December 31, 2003, the Company has recorded unbilled rent receivables aggregating $4,264,000, representing rent reported on a straight-line basis in excess of rental payments required under the initial term of the respective leases. This amount is to be billed and received pursuant to the lease terms over the next fifteen years. The minimum future rentals presented above include amounts applicable to the repayment of these unbilled rent receivables.

For the year ended December 31, 2003, one tenant, who occupies an entire flex building generated revenues of $2,020,000 or 10.2% of the Company's total revenues. The tenant has exercised its right under its lease with the Company to cancel the lease effective December 20, 2004. The Company has retained a nationally recognized broker to seek a new tenant or tenants to occupy this 188,567 square foot property in Jupiter, Florida, including the possibility of leasing a portion to the existing tenant.

For the years ended December 31, 2003 and 2002, another tenant generated revenues of 8.8% and 11.1% of the Company's total revenues. This tenant, who occupies an entire flex building, generated $1,746,000 in rental revenue in each year. The initial term of the tenant's lease expires December 31, 2014.

SALES OF REAL ESTATE

In May 2003, the Company sold one property for a sales price of $170,000 and recognized a gain of $14,000. The net operating income (loss) for the property was ($8,000), $20,000 and $20,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

In November and December 2002, the Company sold three properties for a total sales price of $580,000 and recognized a net loss of $29,000. The aggregate net operating income (loss) for the three properties sold was ($16,000) and $114,000 for the years ended December 31, 2002 and 2001, respectively.

In May and August 2001, the Company sold two properties for a total sales price of $800,000 and recognized a net gain of $126,000.

UNAUDITED PRO FORMA INFORMATION

The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for the years ended December 31, 2003 and 2002 as though the 2003 acquisitions of five properties were completed on January 1, 2002. The information does not purport to be indicative of what the operating results of the Company would have been had the acquisitions been consummated on January 1, 2002. (Amounts in thousands, except per share data.)

	2003	2002
Pro forma revenues	$ 22,488	$ 18,868
Pro forma net income	10,382	7,225
Pro forma common shares - basic	6,329	4,614
Pro forma common share and common share equivalents - diluted	6,361	4,644
Pro forma earnings per common share:		
Basic	$ 1.48	$ 1.34
Diluted	$ 1.47	$ 1.33

NOTE 4 – INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

The Company is a member in four unconsolidated joint ventures which own and operate twelve properties. Summaries of the two most significant joint ventures in which the Company was designated the managing member are below.

At December 31, 2003, the Company owns a 50% equity interest in two joint ventures, with the same venturer, which were organized at various times for the purpose of acquiring and owning megaplex movie theaters. The first joint venture (Joint Venture #1) owns five megaplex stadium-style movie theaters and the second joint venture (Joint Venture #2) owns one partial stadium-style movie theater, three megaplex stadium-style movie theaters and one stadium-style movie theater which is under construction.

On October 3, 2003, the Company acquired one half of the 50% interest in Joint Venture #1 held by an unrelated co-venturer, resulting in the Company's 50% ownership interest in this joint venture. The other co-venturer purchased the remaining 25% interest of this unrelated venturer. The aggregate purchase price for the entire 50% interest was approximately $13,783,000 (approximately $2 million in excess of book value). Approval of both members of both joint ventures are needed for all material decisions including property acquisitions, financing and transfer of interest.

The following tables present condensed financial statements for these two joint ventures at December 31, 2003 and for the year then ended (amounts in thousands):

Condensed Balance Sheets	**Joint Venture #1**	**Joint Venture #2**
Cash and cash equivalents	$ 695	$ 799
Real estate investments, net	55,684	41,532
Deferred financing costs (A)	597	478
Other assets (B)	721	851
Total assets	$ 57,697	$ 43,660
Mortgage loans payable	$ 33,414	$ 26,171
Other liabilities	696	686
Equity	23,587	16,803
Total liabilities and equity	$ 57,697	$ 43,660
Company's equity investment	$ 12,765	$ 8,296

Condensed Statements of Operations	**Joint Venture #1**	**Joint Venture #2**
Revenues, primarily rental income	$ 7,336	$ 4,942
Depreciation and amortization	1,152	807
Mortgage interest	2,588	1,872 (C)
Operating expenses (D)	320	109
Total expenses	4,060	2,788
Net income attributable to members	$ 3,276	$ 2,154
Company's share of net income	$ 1,009	$ 1,077
Distributions received by the Company:		
From operations	$ 1,058	$ 945
From mortgage proceeds	$ 1,345	$ 5,514

(A) Includes .8% mortgage brokerage fees of $43 and $143 paid during 2003 to a company controlled by the Chairman of the Board of Directors and certain officers of the Company.

(B) Includes unbilled rent receivable of $712 and $830, respectively. The $830 is net of a $374 reserve taken against the total unbilled rent receivable related to two movie theaters leased to operators under common control.

(C) Includes $194 of interest on three mortgages receivable held by the Company which were secured by one movie theater property. These mortgages were refinanced on May 2, 2003 and the joint venture paid the outstanding balance, in full totaling $6,719, due to the Company.

(D) Includes management fees of $67 and $41, respectively, paid to a company controlled by the Chairman of the Board of Directors and certain officers of the Company. The management fee is equal to 1% of rent paid by the tenants.

Notes to Consolidated Financial Statements | CONTINUED

DECEMBER 31, 2003

The following tables present condensed financial statements for the two movie theater joint ventures at December 31, 2002 and for the year then ended (amounts in thousands):

Condensed Balance Sheets	Joint Venture #1	Joint Venture #2
Cash and cash equivalents	$ 596	$ 1,060
Real estate investments, net	56,711	40,091
Deferred financing costs	530 (A)	95
Other assets (B)	297	285
Total assets	$ 58,134	$ 41,531
Mortgage loans payable	$ 28,703	$ 15,472 (C)
Other liabilities	320	384
Equity	29,111	25,675
Total liabilities and equity	$ 58,134	$ 41,531
Company's equity investment	$ 7,267	$ 12,737

Condensed Statements of Operations	Joint Venture #1	Joint Venture #2
Revenues, primarily rental income	$ 4,952	$ 648
Depreciation and amortization	811	93
Mortgage interest	974	247 (C)
Operating expenses (D)	241 (E)	10
Total expenses	2,026	350
Net income attributable to members	$ 2,926	$ 298
Company's share of net income	$ 831	$ 149
Distributions received by the Company:		
From operations	$ 1,025	$ 50
From mortgage proceeds	$ 7,175	$ -

(A) Includes a .8% brokerage fee of $145 paid to a company controlled by the Chairman of the Board of Directors and certain officers of the Company.
(B) Includes unbilled rent receivable of $293 and $122, respectively.
(C) Includes three mortgages totaling $6,260 secured by one movie theater property that is due to the Company. Interest on these mortgages amounted to $231.
(D) Includes management fees of $44 and $4, respectively, paid to a company controlled by the Chairman of the Board of Directors and certain officers of the Company. The management fee is equal to 1% of rent paid by the tenants.
(E) Includes professional fees of $75 paid to the Company.

At December 31, 2003, Joint Venture #1 has one consolidated outstanding mortgage payable, which is secured by first mortgage liens on the five megaplex stadium-style movie theaters it owns. The mortgage loan, which matures July 1, 2012, bears interest rates of 8.06% (four movie theaters) and 6.6% (one movie theater) per annum (on outstanding principal balances of $28,080,000 and $5,334,000), respectively. Total monthly payments of principal and interest of $283,000 are required with approximately $24,000,000 due at maturity.

At December 31, 2003, there are two outstanding mortgage loans in Joint Venture #2. One mortgage loan with an outstanding principal balance of $17,064,000 at December 31, 2003 is secured by first mortgage liens on three of the movie theater properties, matures May 1, 2018 and bears interest at 6.94%. Monthly payments of principal and interest of $138,000 are required with approximately $7,200,000 due at maturity. The other mortgage loan has an outstanding balance of $9,107,000 at December 31, 2003, is secured by a first mortgage lien on one movie theater property and bears interest at 8.94% through June 2017 and thereafter, the greater of 10.94% or the Treasury Rate plus two percentage points through the maturity date of March 1, 2022. Monthly payments of principal and interest of $77,994 are required through March 1, 2007 increasing every five years through maturity.

Scheduled principal repayments during the next five years and thereafter are as follows (in thousands):

Year Ending December 31,	Joint Venture #1	Joint Venture #2
2004	$ 814	$ 559
2005	880	599
2006	951	647
2007	1,029	696
2008	1,112	750
Thereafter	28,628	22,920
Total	$ 33,414	$ 26,171

The movie theater properties are net leased under noncancellable operating leases to experienced theater operators with current expirations ranging from 2015 to 2023, with certain tenant renewal rights. The minimum future rentals to be received over the next five years and thereafter on the operating leases in effect at December 31, 2003 are as follows (in thousands):

Year Ending December 31,	Joint Venture #1	Joint Venture #2
2004	$ 6,737	$ 4,613
2005	6,837	4,981
2006	6,910	5,036
2007	6,934	5,137
2008	7,015	5,175
Thereafter	68,527	71,474
Total	$ 102,960	$ 96,416

The Company participates in two other joint ventures, each of which owns one property. At December 31, 2003 and 2002, the Company's equity investment in these two other joint ventures totaled $3,380,000 and $3,449,000, respectively, and they contributed $325,000 and $98,000 in equity earnings for the years ended December 31, 2003 and 2002, respectively.

NOTE 5 – DEBT OBLIGATIONS

MORTGAGES PAYABLE

At December 31, 2003, there are twenty-seven outstanding mortgages payable, all of which are secured by first liens on individual real estate investments with an aggregate carrying value, as adjusted for intangibles, of $157,789,000. The mortgages bear interest at rates ranging from 5.13% to 8.8%, and mature between 2005 and 2023. The weighted average interest rate was 7.4% and 7.9% for the years ended December 31, 2003 and 2002, respectively.

Scheduled principal repayments during the next five years and thereafter are as follows:

Year Ending December 31,	(In Thousands)
2004	$ 2,070
2005	10,433
2006	7,938
2007	6,171
2008	6,569
Thereafter	72,952
Total	$106,133

LINE OF CREDIT

On March 21, 2003, the Company closed on a revolving credit facility for $30,000,000 ("Facility") with Valley National Bank, Merchants Bank Division and Bank Leumi USA. The Facility is for a term of two years. The Facility provides that the Company pay interest at the bank's prime rate on funds borrowed and an unused facility fee of 1/4%. The Company paid $258,000 in fees and closing costs which are being amortized over the term of the Facility.

The Facility is guaranteed by all of the Company's subsidiaries which own unencumbered properties and the shares of stock of all the subsidiaries are pledged as collateral. The Company has agreed that it and its affiliates (including entities that are participants in a Shared Services Agreement - see Note 8) will maintain on deposit with the banks at least 10% of the average outstanding annual principal balance of take downs under the Facility. If minimum balances are not maintained by the Company and its affiliates, a deficiency fee will be charged to the Company.

The Facility is available to finance the acquisition or financing of interests in commercial real estate. The Company is required to comply with certain covenants. Net proceeds received from the sale or refinance of properties are required to be used to repay amounts outstanding under the Facility if proceeds from the Facility were used to purchase the property.

The $15,000,000 revolving credit facility with Citibank NA expired on March 24, 2003. The Company paid interest at the prime rate on funds borrowed and an unused facility fee of 1/4%.

NOTE 6 – REDEEMABLE CONVERTIBLE PREFERRED STOCK

On December 30, 2003, the Company completed the redemption of all of its outstanding $16.50 convertible preferred stock. Of the 648,058 shares of preferred stock outstanding, 509,185 shares were redeemed for a total consideration of approximately $8,400,000 and 138,873 shares were converted by the owners into 114,539 shares of common stock. The conversion ratio was .825 of a share of common for each share of preferred stock converted.

The Preferred Stock had the following rights, qualifications and conditions: (i) a cumulative dividend preference of $1.60 per share per annum; (ii) a liquidation preference of $16.50 per share; (iii) a right to convert each share of Preferred Stock at any time into .825 of a share of Common Stock; (iv) redeemable by the Company at $16.50 per share and (v) one-half vote per share.

NOTE 7 – PUBLIC OFFERING

During October and November, 2003, the Company sold, pursuant to a shelf registration statement filed with the U.S. Securities and Exchange Commission in September, 2003, 3,737,500 shares of common stock (including 487,500 shares sold resulting from the exercise in full of the over-allotment option held by the underwriters) at a public offering price of $18.25 per share and received net proceeds of approximately $64,500,000 (after underwriting discounts and commissions and expenses of the offering).

The shelf registration statement, which was declared effective by the U.S. Securities and Exchange Commission on October 2, 2003, allows the Company to sell common stock from time to time in one or more public offerings (at prices and terms to be determined at the time of the offering) up to an aggregate public offering price of $200,000,000.

On May 30, 2002, the Company sold 2,500,000 shares of common stock at $15.25 per share in a public offering, resulting in net proceeds of approximately $35,000,000.

Some of Our Properties

RETAIL FACILITY


ROBB & STUCKY

INDUSTRIAL BUILDING


AIRBORNE EXPRESS

HEALTH AND FITNESS FACILITY



MOVIE THEATER


REGAL

RETAIL FACILITY


BEST BUY
COMPUSA

Not Part of the Notes to Consolidated Financial Statements

Industry Allocation of Real Estate Investments (1)

(AS OF DECEMBER 2003)


MOVIE THEATER
HEALTH AND FITNESS
RETAIL
FLEX
(Office/Mixed Use)
RESIDENTIAL
INDUSTRIAL
OFFICE

(1) Real estate investments include cost of land, buildings and improvements less accumulated depreciation plus investment in unconsolidated joint ventures at equity.

Locations of Properties

CALIFORNIA
Los Angeles
Norwalk

COLORADO
Greenwood Village

DELAWARE
Newark

FLORIDA
Fort Myers
Jupiter
Miami
West Palm Beach

GEORGIA
Atlanta
Austell
Morrow
Tucker

ILLINOIS
Champaign

IOWA
Cedar Rapids

LOUISIANA
Lake Charles
Shreveport

MASSACHUSSETTS
Somerville

MICHIGAN
Grand Rapids (2)

NEW YORK
Batavia
Brooklyn (2)
Hamilton
Hauppauge
Henrietta
Melville
Monroe
New Hyde Park
New York
Ronkonkoma
Selden

OHIO
Beavercreek
Columbus (2)

PENNSYLVANIA
Hanover

TENNESSEE
Chattanooga

TEXAS
El Paso
Houston (2)
Killeen
Lewisville
Live Oak
Lubbock
Mesquite
Plano (2)
Rosenberg

WASHINGTON
Seattle

VIRGINIA
Roanoke


Washington
Oregon
Idaho
Montana
North Dakota
Minnesota
Wisconsin
Michigan
Maine
VT
NH
MA
CT
RI
New York
Pennsylvania
NJ
DE
MD
South Dakota
Wyoming
Nevada
Utah
California
Colorado
Nebraska
Iowa
Illinois
Indiana
Ohio
W.VA
Virginia
Kansas
Missouri
Kentucky
North Carolina
Tennessee
South Carolina
Arizona
New Mexico
Oklahoma
Arkansas
Miss.
Ala
Georgia
Texas
LA
Florida

Notes to Consolidated Financial Statements | CONTINUED

DECEMBER 31, 2003

NOTE 8 – RELATED PARTY TRANSACTIONS

At December 31, 2003 and 2002, Gould Investors L.P. ("Gould"), a related party, owned 765,590 and 667,397 shares of the common stock of the Company or 8% and 11.9% of the equity interest and held approximately 8% and 11.2% of the voting rights, respectively. During May 2002, Gould purchased 125,000 shares of the Company at a cost of $1,792,000 ($14.34 per share) in connection with the 2002 public offering described in Note 7. Gould purchased 98,193 additional shares of the Company during 2003, of which 40,193 shares were purchased through the Company's dividend reinvestment plan, 8,000 shares were purchased at the market price from the Company's president and 50,000 were purchased at a cost of $867,000 ($17.34 per share) during October 2003 in connection with the public offering described in Note 7. Gould's per share price was net of any underwriters' discounts and commissions.

Gould charged the Company $901,000, $717,000 and $351,000 during the years ended December 31, 2003, 2002 and 2001, respectively, for allocated general and administrative expenses and payroll based on time incurred by various employees pursuant to a Shared Services Agreement. Such amounts included $69,000 and $125,000 in 2003 and 2002, respectively, attributable to time spent on the public offerings. At December 31, 2003 and 2002, $221,000 and $173,000 remain unpaid and is reflected in accrued expenses on the balance sheet.

The Company paid a company controlled by the Chairman of the Board of Directors and certain officers of the Company 1% mortgage brokerage fees totaling $291,000, $34,000 and $136,000 during the years ended December 31, 2003, 2002 and 2001 relating to mortgages placed on six, one and two of the Company's properties, respectively. These fees were deferred and are being amortized over the lives of the respective loans. During the years ended December 31, 2003 and 2002, One Liberty paid this company leasing commissions of $309,000 and $16,000, respectively, and management fees of $15,000. During the years ended December 31, 2003 and 2001, this company was paid fees of $172,000 and $12,500, respectively, for supervision of improvements to properties.

In 1999 and 2000, the Company made loans aggregating $240,000 to its current president which were repaid in full during August 2003 from the proceeds of the 8,000 shares of the Company purchased by Gould. These loans provided for an interest rate equal to the prime rate, were due in December 2004 and were secured by shares of the Company purchased with the proceeds and personally guaranteed by him and his wife.

See Note 4 for other related party transactions involving the Company's unconsolidated joint ventures.

NOTE 9 – STOCK OPTIONS AND RESTRICTED STOCK

STOCK OPTIONS

On November 17, 1989, the directors of the Company adopted the 1989 Stock Option Plan. Stock options under the 1989 Stock Option Plan are granted at per share amounts at least equal to their fair market value at the date of grant. A maximum of 225,000 common shares were reserved for issuance under the 1989 Stock Option Plan, of which none are available for grant at December 31, 2003.

On December 6, 1996, the directors of the Company adopted the 1996 Stock Option Plan (Incentive/Nonstatutory Stock Option Plan). Incentive stock options are granted at per share amounts, at least equal to their fair market value at the date of grant, whereas for nonstatutory stock options the exercise price may be any amount determined by the Board of Directors. Options granted under the Plan will expire no later than ten years after the date on which the option is granted. The options granted under the Plans are cumulatively exercisable at a rate of 25% per annum, commencing six months after the date of grant, and expire five years after the date of grant. A maximum of 225,000 shares of common stock of the Company (which includes 100,000 additional shares which were approved by the Company's shareholders as an amendment to the Plan at the 2001 annual meeting of stockholders) are reserved for issuance to employees, officers, directors, consultants and advisors to the Company, of which none are available for grant at December 31, 2003.

Changes in the number of common shares under all option arrangements are summarized as follows:

	Year Ended December 31,		
	2003	2002	2001
Outstanding at beginning of period	142,302	202,600	177,500
Granted	-	-	57,500
Option prices	-	-	$12.19
Exercisable at end of period	54,938	101,175	122,850
Exercised	(66,864)	(47,798)	(32,400)
Expired	(6,750)	(12,500)	-
Outstanding at end of period	68,688	142,302	202,600
Option price per share outstanding	$11.125-$12.375	$11.125-$14.50	$11.125-$14.50

As of December 31, 2003, the outstanding options had a weighted average remaining contractual life of approximately 1.57 years and a weighted average exercise price of $11.95.

The Company adopted Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant.

Pro forma information regarding net income and earnings per share is required by FASB No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions for options granted in 2001, 2000 and 1999, respectively: risk free interest rate of 4.06%, 5.22% and 6.41%, dividend yield of 10.07%, 11.03% and 9.7%, volatility factor of the expected market price of the Company's Common Stock based on historical results of .141, .135 and .116; and expected lives of 5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate, management believes the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The Company has elected not to present pro forma information for 2003, 2002 and 2001 because the impact on the reported net income and earnings per share is immaterial.

RESTRICTED STOCK

During the year ended December 31, 2003, the Company awarded 26,350 shares of restricted stock under its 2003 Incentive Plan which was approved by the Company's stockholders in June, 2003. The total number of shares issuable under this Plan is 275,000. The restricted shares vest five years from the date of issuance and under certain circumstances may vest earlier. For accounting purposes, the restricted stock is not included in the outstanding shares shown on the balance sheet until they vest. The Company records compensation expense under APB 25 over the vesting period, measuring the compensation cost based on the market value of the shares on the date of grant. For the year ended December 31, 2003 the total value of restricted stock grants was $488,000, of which $41,000 was recognized as compensation expense in 2003 and $447,000 has been deferred as unearned compensation and will be charged to expense over the vesting period.

NOTE 10 – DISTRIBUTION REINVESTMENT PLAN

In May, 1996, the Company implemented a Distribution Reinvestment Plan (the "Plan"). The Plan provides owners of record of 100 shares or more of its common and/or preferred stock the opportunity to reinvest cash distributions in newly-issued common stock of the Company at a five percent discount from the market price. No open market purchases are made under the Plan. During the years ended December 31, 2003 and 2002, the Company issued 60,612 and 20,032 common shares, respectively, under the Plan.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

In the ordinary course of business the Company is party to various legal actions which management believes are routine in nature and incidental to the operation of the Company's business. Management believes that the outcome of the proceedings will not have a material adverse effect upon the Company's consolidated statements taken as a whole.

NOTE 12 – SUBSEQUENT EVENTS

On March 1, 2004, the Company acquired an additional real property, leased to a single theater operator. The property was acquired for an all cash purchase price of approximately $11,500,000. The basic term of the net lease expires in 2032 and provides for termination options beginning in 2018, with six months notice.

On January 15, 2004, the Company's common stock began trading on the New York Stock Exchange. Prior to that date, it traded on the American Stock Exchange.

NOTE 13 – INCOME TAXES (UNAUDITED)

The Company elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code, commencing with its taxable year ended December 31, 1983. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement

Notes to Consolidated Financial Statements | CONTINUED

DECEMBER 31, 2003

that it currently distribute at least 90% of its adjusted taxable income to its stockholders. It is management's current intention to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate level federal, state and local income tax on taxable income it distributes currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal, state and local income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even though the Company qualifies for taxation as a REIT, the Company is subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income.

Reconciliation Between Financial Statement Net Income and Federal Taxable Income:

The following table reconciles financial statement net income to federal taxable income for the years ended December 31, 2003, 2002 and 2001 (amounts in thousands):

	2003 Estimate	2002 Actual	2001 Actual
Net income	$ 8,525	$ 5,880	$ 4,866
Straight line rent adjustments	(1,576)	(900)	(831)
Financial statement gain on sale in excess of tax gain	(48)	(162)	(72)
Rent received in advance, net	772	292	(26)
Fee income subject to tax, not recorded for books	5	157	-
Financial statement adjustment for above/below market leases	139	-	-
Compensation expense, not tax deductible	41	-	-
Financial statement depreciation in excess of tax	94	92	84
Other adjustments	3	6	14
Federal taxable income	$ 7,955	$ 5,365	$ 4,035

Reconciliation Between Cash Dividends Paid and Dividends Paid Deduction:

The following table reconciles cash dividends paid with the dividends paid deduction for the years ended December 31, 2003, 2002 and 2001 (amounts in thousands):

	2003 Estimate	2002 Actual	2001 Actual
Cash dividends paid	$ 9,817	$ 7,607	$ 4,669
Dividend reinvestment plan (1)	66	15	12
	9,883	7,622	4,681
Less: Dividends designated to prior years	-	(1,009)	(1,645)
Less: Spillover dividends designated to following year (2)	(3,156)	(1,238)	-
Plus: Dividends designated from following year	-	-	1,009
Plus: Spillover dividends designated from prior year	1,238	-	-
Dividends paid deduction (3)	$ 7,965	$ 5,375	$ 4,045

(1) Amount reflects the 5% discount on the Company's common shares purchased through the dividend reinvestment plan.

(2) A portion of the dividends paid in January 2004 and 2003 will be considered 2004 and 2003 dividends, respectively, as it was in excess of the Company's accumulated earnings and profits through 2003 and 2002, respectively.

(3) Dividends paid deduction is higher than federal taxable income in 2003, 2002 and 2001 so as to account for adjustments made to federal taxable income as a result of the alternative minimum tax.

NOTE 14 – QUARTERLY FINANCIAL DATA (UNAUDITED):
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Quarter Ended				
	March 31	June 30	September 30	December 31	Total For Year
2003					
Revenues	$ 4,644	$ 4,583	$ 5,055	$ 5,514	$ 19,796
Net income	2,199	2,008	2,153	2,165	8,525
Net income applicable to common stockholders	1,939	1,749	1,894	1,906	7,488
Weighted average number of common shares outstanding:					
Basic	5,636	5,683	5,706	8,267	6,329
Diluted	5,667	5,715	5,740	8,301	6,361
Net income per common share:					
Basic	.34	.31	.33	.23	1.18(a)
Diluted	.34	.31	.33	.23	1.18(a)
2002					
Revenues	$ 3,671	$ 3,814	$ 3,912	$ 4,308	$ 15,705
Net income	1,198	1,327	1,528	1,827	5,880
Net income applicable to common stockholders	939	1,068	1,269	1,567	4,843
Weighted average number of common shares outstanding:					
Basic	3,066	4,129	5,599	5,622	4,614
Diluted	3,101	4,168	5,624	5,644	4,644
Net income per common share:					
Basic	.31	.26	.23	.28	1.05(a)
Diluted	.30	.26	.23	.28	1.04(a)

(a) Calculated on weighted average shares outstanding for the year.

Report of Independent Auditors

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of One Liberty Properties, Inc. and Subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of One Liberty Properties, Inc. and Subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

New York, New York
March 2, 2004

Stock Price Ranges and Cash Distributions by Quarter

(QUOTES FROM AMERICAN STOCK EXCHANGE – NOTE 1)

COMMON STOCK		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended	High	$ 17.50	$ 18.75	$ 19.20	$ 20.05
December 31, 2003	Low	15.21	16.55	16.90	18.25
Cash distributions per share		.33	.33	.33	.33
Year Ended	High	$ 17.00	$ 17.50	$ 15.30	$ 15.47
December 31, 2002	Low	14.60	14.90	13.50	14.30
Cash distributions per share		.33	.33	.33	.33

PREFERRED STOCK – NOTE 2		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended	High	$ 18.05	$ 19.00	$ 18.70	$ 18.75
December 31, 2003	Low	17.20	17.20	17.75	16.25
Cash distributions per share		.40	.40	.40	.40
Year Ended	High	$ 17.75	$ 17.50	$ 18.00	$ 18.25
December 31, 2002	Low	16.80	16.60	16.50	17.55
Cash distributions per share		.40	.40	.40	.40

Notes:

(1) The common stock traded on the American Stock Exchange through January 14, 2004. Commencing on January 15, 2004 the common stock trades on the New York Stock Exchange.

(2) On December 30, 2003, we completed the redemption of all our outstanding preferred stock.

Five Year Summary of Selected Financial Data

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended December 31,				
	2003	2002	2001	2000	1999
INCOME STATEMENT DATA					
Revenues	$ 19,796	$ 15,705	$ 15,237	$ 12,669	$ 10,180
Earnings before equity in earnings of unconsolidated joint ventures and gain (loss) on sale	6,100	4,813	4,671	4,142	4,753
Equity in earnings of unconsolidated joint ventures	2,411	1,078	83	-	-
Net gain (loss) on sale of real estate and available-for-sale securities	14	(11)	112	3,790	126
Net income	8,525	5,880	4,866	7,932	4,879
Calculation of net income applicable to common stockholders (a):					
Net income	8,525	5,880	4,866	7,932	4,879
Less: dividends and accretion on preferred stock	1,037	1,037	1,037	1,044	1,247
Net income applicable to common stockholders	$ 7,488	$ 4,843	$ 3,829	$ 6,888	$ 3,632
Weighted average number of common shares outstanding:					
Basic	6,329	4,614	3,019	2,993	2,960
Diluted	6,361	4,644	3,036	3,528	2,963
Net income per common share:					
Basic	$ 1.18	$ 1.05	$ 1.27	$ 2.30	$ 1.23
Diluted	$ 1.18	$ 1.04	$ 1.26	$ 2.25	$ 1.23
Cash distribution per share of:					
Common stock	$ 1.32	$ 1.32	$ 1.20	$ 1.20	$ 1.20
Preferred stock (a)	$ 1.60	$ 1.60	$ 1.60	$ 1.60	$ 1.60
BALANCE SHEET DATA					
Total real estate investments, net	$ 177,316	$ 140,437	$ 118,564	$ 121,620	$ 70,770
Investment in unconsolidated joint ventures	24,441	23,453	6,345	-	-
Cash and cash equivalents	45,944	2,624	2,285	2,069	11,247
Total assets	259,089	179,609	132,939	128,219	85,949
Mortgages payable	106,133	77,367	76,587	64,123	35,735
Line of credit	-	10,000	-	10,000	-
Total liabilities	113,120	90,915	78,591	74,843	36,147
Total stockholders' equity	145,969	88,694	54,348	53,376	49,802
OTHER DATA					
Cash flow provided by (used in):					
Operating activities	$ 11,606	$ 8,344	$ 6,764	$ 5,840	$ 5,826
Investing activities	(18,614)	(48,056)	(5,702)	(39,324)	(10,743)
Financing activities	50,328	40,051	(846)	24,306	(2,926)
Calculation of funds from operations applicable to common stockholders: (b)					
Net income	8,525	5,880	4,866	7,932	4,879
Add: depreciation of properties	3,473	2,617	2,584	2,113	1,478
Add: our share of depreciation of properties in unconsolidated joint ventures	790	268	16	-	-
Add: amortization of deferred leasing costs	39	-	-	-	-
Add: provision for valuation adjustment of real estate	-	-	-	125	-
Deduct: (gain) loss on sale of real estate	(14)	29	(126)	(3,802)	(62)
Deduct: preferred distributions	(1,037)	(1,037)	(1,037)	(1,044)	(1,168)
Funds from operations applicable to common stockholders	$ 11,776	$ 7,757	$ 6,303	$ 5,324	$ 5,127
Funds from operations per common share:					
Basic	$ 1.86	$ 1.68	$ 2.09	$ 1.78	$ 1.73
Diluted	$ 1.85	$ 1.67	$ 2.08	$ 1.78	$ 1.73

Notes:

(a): On December 30, 2003, we completed the redemption of all of our outstanding preferred stock.

(b): We consider funds from operations ("FFO") as defined by the National Association of Real Estate Investment Trusts ("NAREIT") to be an appropriate, but limited, supplemental disclosure of operating performance for an equity REIT. FFO does not represent cash generated from operations as defined by GAAP and is not indicative of cash available to fund all cash needs, including distributions. It should not be considered an alternative to net income for the purpose of evaluating our performance or to cash flows as a measure of liquidity.

NAREIT defines FFO as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization (including amortization of deferred leasing costs, but excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. Effective January 1, 2000, NAREIT clarified the definition of FFO to include non-recurring events except those that are defined as "extraordinary items" under GAAP.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

We are a self-administered REIT and we primarily own real estate that we net lease to tenants. As of December 31, 2003, we owned 36 properties, participated in four joint ventures that owned a total of 12 properties and held a 50% tenancy in common interest in one property. These 49 properties are located in 17 states.

We have elected to be taxed as a REIT under the Internal Revenue Code. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we currently distribute at least 90% of ordinary taxable income to our stockholders. We intend to comply with these requirements and to maintain our REIT status.

Our principal business strategy is to acquire improved, commercial properties subject to long-term net leases. We acquire properties for their value as long-term investments and for their ability to generate income over an extended period of time. We borrow funds on a secured and unsecured basis to finance the purchase of real estate and we intend to continue to do so in the future.

Our rental properties are generally leased to corporate tenants under operating leases, substantially all of which are noncancellable. Substantially all of our lease agreements are net lease arrangements that require the tenant to pay not only rent, but also substantially all of the operating expenses of the leased property including maintenance, taxes, utilities and insurance. A majority of our lease agreements provide for periodic rental increases and certain of our other leases provide for increases based on the consumer price index.

During the year ended December 31, 2003, we purchased five single tenant properties (including our purchase of one tenancy in common interest) in five states, for a total consideration of $35,389,000. We assumed pre-existing first mortgages aggregating $15,121,000 on three of these properties. An aggregate of $16,500,000 of first mortgage financing was completed with respect to the other two acquisitions, one of which represents a $14,000,000 mortgage loan secured by the property owned by us and another investor as tenants in common.

We are a venturer in two joint ventures organized for the purpose of acquiring and owning megaplex stadium-style movie theaters. We own a 50% equity interest in each of these ventures with the same co-venturer. These joint ventures have acquired one partial stadium-style theater, one stadium-style theater under construction, and eight megaplex stadium-style movie theaters for a total consideration of approximately $100 million. Our equity investment in these ventures at December 31, 2003 was $21.2 million, net of distributions from the joint ventures.

In February 2002, we contributed our leasehold interest in an industrial property in Miami, Florida to a joint venture with the owners of the fee estate in that property in exchange for an approximately 36% interest in the joint venture. In December 2002, we invested $2.4 million for a 50% interest in a joint venture which owns a free standing retail property located in Shreveport, Louisiana.

At December 31, 2003, excluding mortgages payable of our unconsolidated joint ventures, we had 27 outstanding mortgages payable, aggregating $106.1 million in principal amount, all of which are secured by first liens on individual real estate investments with an aggregate carrying value of approximately $158 million before accumulated depreciation. The mortgages bear interest at fixed rates ranging from 5.125% to 8.8%, and mature between 2005 and 2023.

Results of Operations

OUTLOOK

In May, 2002 and in October and November 2003 we completed two public offerings resulting in net proceeds to us of approximately $35 million and $64.5 million, respectively. A major portion of the net proceeds from the May 2002 offering was applied to acquire, both directly by us and through joint ventures, five properties. These acquisitions contributed to a 29.6% increase in rental income and a 45% increase in net income in fiscal 2003. Through December 31, 2003 we had used $22.4 million of the net proceeds from the 2003 offering ($8.4 million to redeem our preferred stock and $14 million to pay down our credit line) and at December 31, 2003 we had approximately $46 million of cash and cash equivalents available plus $30 million available under our credit line. In 2004, we anticipate that we will use our available cash and our credit line to acquire additional properties, either directly or through joint ventures. As a result, we will own more properties and unless we experience an unusual number of lease terminations and/or cancellations in 2004 (taking into consideration the lease expirations and terminations that we know will occur in 2004, and without giving effect to any re-letting of such properties), we anticipate that our revenues and possibly our net income will increase in 2004 and 2005.

2003 VS 2002

REVENUES

Our revenues consist primarily of rental income from tenants in our rental properties. Rental income increased by $4.4 million, or 29.6%, to $19.3 million for the year ended December 31, 2003 from $14.9 million for the year ended December 31, 2002. The increase in rental income is due to $4.6 million of rental income earned on eight properties acquired by us between September 2002 and September 2003, offset to the extent of $124,000 due to the vacancy of one of our retail properties.

Interest and other income decreased by $314,000, or 38%, to $512,000 for the year ended December 31, 2003 from $826,000 for the year ended December 31, 2002. The primary reason for the decrease was the receipt in the year ended December 31, 2002 of non-recurring net acquisition fees from our movie theater joint ventures of $268,000, compared to $5,000 of such fees in the year ended December 31, 2003, and the receipt in 2002 of other non-recurring income of $73,000. We also experienced a $106,000 decrease in interest income in the year ended December 31, 2003 due to the investment in cash equivalents and treasury bills of the balance of the net proceeds received from our May 2002 public offering, a significant portion of which was utilized for property acquisitions by December 31, 2002. The net proceeds from our October 2003 public offering were invested for the two months remaining in fiscal 2003. Offsetting these decreases in interest and other income was a $125,000 increase in the year ended December 31, 2003 in interest earned on short-term mortgages receivable which were acquired or originated by us to facilitate acquisitions.

Our equity in earnings of unconsolidated joint ventures increased by $1.3 million, or 124%, to $2.4 million for the year ended December 31, 2003 from $1.1 million for the year ended December 31, 2002. The increase is due to the purchase of nine movie theaters by our two movie theater joint ventures at various times between April 2002 and July 2003 and our purchase of an additional 25% interest in one of the movie theater joint ventures on October 3, 2003. The increase is also due to the purchase of a retail property by another joint venture in December 2002.

EXPENSES

Depreciation and amortization expense increased by $856,000, or 32.7% to $3.5 million for the year ended December 31, 2003 from $2.6 million for the year ended December 31, 2002. The increase in depreciation and amortization expense was primarily due to the acquisition of eight properties between September 2002 and September 2003.

Interest on mortgages payable increased by $642,000, or 10.4%, to $6.8 million for the year ended December 31, 2003 from $6.2 million for the year ended December 31, 2002 as a result of increased borrowings related to property acquisitions. This increase resulted from mortgages placed on three properties in December 2002 and October 2003, the assumption of mortgages in connection with the purchase of three properties between February 2003 and September 2003 and the refinancing of one property.

Interest-line of credit increased by $489,000 to $564,000 for the year ended December 31, 2003 from $75,000 for the year ended December 31, 2002. This increase resulted from increased borrowings under our line of credit to facilitate the purchase of several properties. The borrowings were repaid with the proceeds of two mortgage financings and with a portion of the proceeds received from our public offering in October 2003.

General and administrative expenses increased $528,000, or 31.5%, to $2.2 million for the year ended December 31, 2003 from $1.7 million for the year ended December 31, 2002. This increase was primarily due to a $311,000 increase in payroll and payroll expenses in the year ended December 31, 2003, including an increase of approximately $219,000 for executive and support personnel, primarily for legal and accounting services, allocated to us pursuant to a Shared Services Agreement between us and related entities. This increase in the allocated payroll expenses resulted from a significant increase in our level of business activity, primarily property acquisitions, the negotiation and consummation of a revolving credit facility, mortgage refinancings, lease negotiations and corporate governance matters. General and administrative expenses in 2003 also reflects an increase in direct payroll expenses resulting from a $25,000 increase in the annual base salary and a $25,000 bonus to our president and chief executive officer. Also included in the year ended December 31, 2003 is compensation expense of $41,000 relating to the issuance of restricted stock. The general and administrative expenses for the year ended December 31, 2002 is net of a $75,000 partial reimbursement from one of our movie theater joint ventures for legal services allocated to us under the Shared Services Agreement relating to movie theater acquisitions and mortgage financing. The balance of the increase in general and administrative expenses for the year ended December 31, 2003 is due to an increase in a number of items including professional fees of approximately $62,000 and travel expenses of approximately $29,000, a major portion of which is related to our property acquisition activities.

In October and November, 2003, we sold 3.7 million shares of our common stock (including 487,500 shares subject to the underwriters' over-allotment option) in a public offering in which we raised approximately $64.5 million. Allocated payroll and payroll related expenses of $69,000 (primarily for legal and accounting services resulting from time expended by various executive and administrative personnel in connection with the preparation and filing of a shelf registration statement on Form S-3 on September 12, 2003, declared effective by the SEC on October 2, 2003, and the related prospectus supplement) have been included in "Public

Management's Discussion and Analysis of Financial Condition and Results of Operations | CONTINUED

Offering Expenses" for the year ended December 31, 2003. In the year ended December 31, 2002, $125,000 of public offering expenses were allocated to us in connection with an offering consummated in May 2002 pursuant to which we raised approximately $35 million.

Real estate expenses increased by $369,000, or 212%, to $543,000 for the year ended December 31, 2003 from $174,000 for the year ended December 31, 2002. This increase was primarily due to legal fees relating to properties, as well as utilities and real estate tax expense on our vacant property. Additionally, 2003 includes the amortization of a commission relating to a renegotiated lease, non-recurring landlord repairs and an increase in insurance expense.

2002 VS 2001

REVENUES

Our revenues consist primarily of rental income from tenants in our rental properties. In the latter part of 2001 we identified megaplex movie theaters, particularly stadium-style movie theaters, as an attractive investment opportunity and made a business judgment to invest in this class of assets with joint venture partners. Our equity investment in movie theater joint ventures was $20 million at December 31, 2002, net of distributions from the joint ventures. In February 2002 we contributed our leasehold position in an industrial building to a joint venture organized by us with the owners of the fee estate of the property and in December 2002, we invested $2.4 million in a joint venture which owns one free standing retail property.

Investments by us in 2002 in joint venture activities, particularly in the movie theater joint ventures, rather than solely in properties owned by us, and the contribution of our leasehold position in an industrial property to a joint venture, were the major reasons for a decrease in rental income of $174,000, or 1%, to $14.9 million for the year ended December 31, 2002 from $15.1 million for the year ended December 31, 2001. Rental income also decreased as a result of the sale of three retail properties and the vacancy of two retail properties in 2002. Rental income was positively impacted by rent increases at five of our properties and from rental income earned on three properties acquired by us between September 2002 and December 2002.

Interest and other income increased by $642,000, or 349%, from $184,000 for the year ended December 31, 2001 to $826,000 for the year ended December 31, 2002. Approximately $268,000 of this increase was due to net acquisition fees received by us from the movie theater joint ventures. The net acquisition fees, calculated pursuant to our joint venture agreements at 0.5% of the purchase price of eight properties acquired during 2002, reflects a reduction based on our proportionate share of ownership in the joint ventures. Interest earned on three mortgages, totaling approximately $6.3 million, acquired by us during August 2002 in connection with the acquisition by one of our joint ventures of an eight screen partial stadium-style theater accounted for $231,000 of the increase in interest and other income. To a lesser extent, this increase is due to the investment in cash equivalents and treasury bills of the balance of the net proceeds received from our May 2002 public offering.

Our equity in the earnings of unconsolidated joint ventures, totaling $1,078,000 in 2002 ($83,000 in 2001), more than exceeded the $174,000 decrease in rental revenues in 2002. Our equity in earnings of unconsolidated joint ventures consists of $980,000 in 2002 from the nine movie theater properties owned by our two movie theater joint ventures during 2002. In 2002 our movie theater joint ventures owned one movie theater for the entire year, with the other eight theaters being acquired at various times between April 2002 and December 2002. In 2001 our movie theater joint ventures owned one theater for less than two full months. In 2002 we also recognized $133,000 as our equity share in the earnings of the joint venture organized in February 2002 that owns an industrial building in Miami, Florida. The other joint venture we participate in was organized in December 2002 and recorded a loss of $35,000 in 2002 due to costs incurred in organizing the venture.

We will continue to acquire, solely for our own account, improved commercial properties in accordance with our business and investment strategies. We may from time to time acquire properties with joint venture partners.

EXPENSES

Interest-mortgages payable increased by $165,000, or 2.7%, to $6.2 million for the year ended December 31, 2002 from $6 million for the year ended December 31, 2001. This increase resulted from mortgages placed on two properties during March and April 2001, and was offset in part by the payoff of two mortgage loans (totaling $1.3 million) during June 2002.

Interest-line of credit decreased by $263,000, or 77.8%, to $75,000 for the year ended December 31, 2002 from $338,000 for the year ended December 31, 2001. This decrease resulted from our repayment of all of the outstanding indebtedness under our line of credit during 2001. We subsequently borrowed $6 million under our line of credit during May 2002, which was used for our contribution to one of our joint ventures for the purchase of two movie theaters. The borrowing was repaid with a portion of the proceeds received from our public offering completed in May 2002. We subsequently borrowed $10 million under our line of credit during December 2002, which was used to purchase a property.

Leasehold rent expense decreased by $265,000, or 91.7%, to $24,000 for the year ended December 31, 2002 from $289,000 for the year ended December 31, 2001. This rent expense was payable on the leasehold interest position that we contributed during February 2002 to a joint venture in which we hold an approximately 36% interest. Therefore, effective February 2002, we no longer paid leasehold rent.

General and administrative expenses increased $539,000, or 47.4%, to $1.68 million for the year ended December 31, 2002 from $1.14 million for the year ended December 31, 2001. This increase was primarily due to a $368,000 increase in payroll and payroll expenses, including approximately $242,000 for executive and support personnel, primarily for legal and accounting services allocated to us pursuant to a Shared Services Agreement between us and related entities. The increase in the allocated payroll expenses resulted from an increase in our level of business activity, primarily property acquisition activity. The increase in payroll expenses is also due to compensation and fees approved by our compensation committee and board of directors and recorded during the year ended December 31, 2002 as follows: an increase of $50,000 in the base salary and a bonus of $50,000 to our president and chief executive officer and a fee of $50,000 per annum to the chairman of our board of directors. The balance of the increase in general and administrative expenses is due to a number of items including public company expenses, professional fees, travel, franchise taxes and minor increases in several other categories of general and administrative expenses. These increases were offset in part by the receipt by us of $75,000 from one of our movie theater joint ventures as partial reimbursement of legal services allocated to us under the Shared Services Agreement, for movie theater acquisitions and mortgage financing.

On May 30, 2002, we sold 2.5 million shares of Common Stock in a follow-on public offering. Allocated payroll and payroll related expenses, primarily for legal and accounting services resulting from time expended by various executive and administrative personnel in connection with the preparation and filing of a Registration Statement declared effective by the SEC on May 24, 2002, have been included in the line item "Public Offering Expenses" for the year ended December 31, 2002. These expenses were allocated pursuant to the Shared Services Agreement.

Real estate expenses decreased by $7,000, or 3.9%, to $174,000 for the year ended December 31, 2002 from $181,000 for the year ended December 31, 2001. This decrease was primarily due to the write off of a leasing commission and non-recurring landlord repairs during 2001.

Liquidity and Capital Resources

We had cash and cash equivalents of $45.9 million at December 31, 2003, substantially all of which represents the balance of the proceeds received by us from a public offering completed in October and November 2003. Our primary sources of liquidity are cash and cash equivalents, our revolving credit facility and cash generated from operating activities including mortgage financings. We are a party to a credit agreement with Valley National Bank, Merchants Bank Division and Bank Leumi, USA which provides for a $30 million revolving credit facility. The credit facility is available to us to pay down existing mortgages, to fund the acquisition of additional properties or to invest in joint ventures. The facility matures on March 21, 2005. Borrowings under the facility bear interest at the bank's prime rate, currently 4%, and there is an unused facility fee of one-quarter of 1% per annum. Net proceeds received from the sale or refinancing of properties are required to be used to repay amounts outstanding under the facility if proceeds from the facility were used to purchase or refinance the property. The facility is guaranteed by our subsidiaries that own unencumbered properties and is secured by the outstanding stock of subsidiary entities. There is currently zero outstanding under the facility.

We, on our own behalf and on behalf of our joint ventures, are involved in various stages of negotiation with respect to the acquisition of additional net leased properties. We will use the balance of the proceeds from our recently completed public offering, cash provided from operations, cash provided from mortgage financings and our credit facility to fund additional acquisitions.

The following sets forth our contractual cash obligations as of December 31, 2003, all of which relate to interest and amortization payments and balances due at maturity under outstanding mortgages secured by our properties, for the periods indicated (amounts in thousands):

	Payment due by period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**4-5 Years**	**More than 5 Years**
Mortgages payable - interest and amortization	$ 90,810	$ 9,476	$ 18,160	$ 16,614	$ 46,560
Mortgages payable - balances due at maturity	73,063	-	13,988	7,982	51,093
Total	$ 163,873	$ 9,476	$ 32,148	$ 24,596	$ 97,653

Management's Discussion and Analysis of Financial Condition and Results of Operations | CONTINUED

As of December 31, 2003, we had outstanding approximately $106.1 million in long-term mortgage indebtedness (excluding mortgage indebtedness of our unconsolidated joint ventures), all of which is non-recourse (subject to standard carve-outs). We expect that debt service payments of approximately $27.6 million due in the next three years will be paid primarily from cash generated from our operations. We anticipate that loan maturities of approximately $14 million due in the next three years will be paid primarily from mortgage financings or refinancings. If we are not successful in refinancing our existing indebtedness or financing our unencumbered properties, our cash flow will not be sufficient to repay all maturing debt when payments become due, and we may be forced to sell additional equity or dispose of properties on disadvantageous terms.

We had no outstanding contingent commitments, such as guarantees of indebtedness, or any other contractual cash obligations at December 31, 2003.

Cash Distribution Policy

We have elected to be taxed as a REIT under the Internal Revenue Code. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute currently at least 90% of our ordinary taxable income to our shareholders. It is our current intention to comply with these requirements and maintain our REIT status. As a REIT, we generally will not be subject to corporate federal, state or local income taxes on taxable income we distribute currently (in accordance with the Internal Revenue Code and applicable regulations) to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal, state and local income taxes at regular corporate rates and may not be able to qualify as a REIT for four subsequent tax years. Even if we qualify for federal taxation as a REIT, we may be subject to certain state and local taxes on our income and to federal income and excise taxes on our undistributed taxable income (i.e., taxable income not distributed in the amounts and in the time frames prescribed by the Internal Revenue Code and applicable regulations thereunder).

It is our intention to pay to our stockholders within the time periods prescribed by the Internal Revenue Code no less than 90%, and, if possible, 100% of our annual taxable income, including gains from the sale of real estate and recognized gains on the sale of securities. It will continue to be our policy to make sufficient cash distributions to stockholders in order for us to maintain our REIT status under the Internal Revenue Code.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Significant Accounting Policies

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. Certain of our accounting policies are particularly important to an understanding of our financial position and results of operations and require the application of significant judgment by our management; as a result they are subject to a degree of uncertainty. These significant accounting policies include:

REVENUES

Our revenues, which are substantially derived from rental income, include rental income that our tenants pay in accordance with the terms of their respective leases reported on a straight line basis over the initial term of each lease. Since many of our leases provide for rental increases at specified intervals, straight line basis accounting requires us to record as an asset and include in revenues, unbilled rent receivables which we will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. Accordingly, our management must determine, in its judgment, that the unbilled rent receivable applicable to each specific tenant is collectible. We review unbilled rent receivables on a quarterly basis and take into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant is engaged and economic conditions in the area in which the property is located. In the event that the collectability of an unbilled rent receivable is in doubt, we would be required to take a reserve against the receivable or a direct write off of the receivable, which would have an adverse affect on net income for the year in which the reserve or direct write off is taken and would decrease total assets and stockholders' equity. At December 31, 2003, management has not taken a reserve or direct write off against the unbilled rent receivable of $4.26 million. However, at December 31, 2003, one of the movie theater joint ventures, of which we are a 50% venturer, took a reserve of $374,000 against its total unbilled rent receivable of $748,000 related to two movie theaters leased to operators under common control.

VALUE OF REAL ESTATE PORTFOLIO

We review our real estate portfolio on a quarterly basis to ascertain if there has been any impairment in the value of any of our real estate assets in order to determine if there is any need for a provision for valuation adjustment. In reviewing the portfolio, we examine the type of asset, its location, the economic situation in the area in which the asset is located, the economic situation in the industry in which the tenant is involved and the timeliness of the payments made by the tenant under its lease, as well as any current correspondence that may have been had with the tenant, including property inspection reports. We also ascertain appropriate capitalization rates for the real estate asset in the area in which the property is located and apply such capitalization rate to the net operating income derived from that asset. We do not obtain any independent appraisals in determining value but rely on our own analysis and valuations. Any provision taken with respect to any part of our real estate portfolio will reduce our net income and reduce assets and stockholders' equity to the extent of the amount of the valuation allowance, but it will not affect our cash flow until such time as the property is sold. There were no valuation adjustments recorded in 2003.

The fair value of the real estate acquired is allocated to the acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and other value of in-place leases based in each case on their fair values. The fair value of the tangible assets of an acquired property (which includes land and building) is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and building based on management's determination of relative fair values of these assets. The allocation made by management may have a positive or negative effect on net income and may have an effect on the assets and liabilities on the balance sheet. In fiscal 2003 the effect on the financial statements was not material.

Qualitative and Quantitative Disclosures About Market Risk

All of our long-term mortgage debt bears interest at fixed rates and accordingly, the effect of changes in interest rates would not impact the amount of interest expense that the Company incurs under these mortgages. The Company's credit line is a variable rate facility which is sensitive to interest rates. However, at December 31, 2003, no amounts were outstanding under the facility.

EXECUTIVE OFFICES
60 Cutter Mill Road, Suite 303
Great Neck, NY 11021
516-466-3100

REGISTRAR, TRANSFER AGENT, DISTRIBUTION DISBURSING AGENT
American Stock Transfer and Trust Company
59 Maiden Lane, New York, NY 10038
212-936-5100 800-937-5449

AUDITORS
Ernst & Young LLP
5 Times Square, New York, NY 10036

ONE LIBERTY PROPERTIES, INC.

FORM 10-K AVAILABLE
A copy of the annual report (Form 10-K) filed with the Securities and Exchange Commission may be obtained without charge by writing to the Secretary, One Liberty Properties, Inc., 60 Cutter Mill Road, Suite 303, Great Neck, NY 11021 or by accessing our web site.

COMMON STOCK
The Company's common stock is listed on the New York Stock Exchange under the ticker symbol OLP.

DISTRIBUTIONS
Distributions are paid on the first business day of January, April, July and October.

WEB SITE ADDRESS
www.onelibertyproperties.com

Board of Directors and Officers

Fredric H. Gould
Chairman of the Board of Directors; Chairman of the Board of Trustees of BRT Realty Trust; President of REIT Management Corp., Advisor to BRT Realty Trust; Chairman of Georgetown Partners, Inc., Managing General Partner of Gould Investors L.P.; Director of EastGroup Properties, Inc.

Marshall Rose
Director; Real Estate Developer; Chairman of The Georgetown Group, Inc.; Director of Estee Lauder, Inc.; Chairman Emeritus of The New York Public Library; Director of Lincoln Center for the Performing Arts.

Joseph A. Amato* ***
Director; Real Estate Developer; Managing Partner of the Kent Companies.

Charles L. Biederman* ** ***
Director; Real Estate Developer; Principal-Sunstone Hotel Investors, LLC.

Arthur Hurand
Director; Private Investor; Trustee of BRT Realty Trust.

James J. Burns* **
Director; Senior Vice President and Chief Financial Officer of Wellsford Real Properties, Inc.; Director of Cedar Shopping Centers, Inc.

Patrick J. Callan, Jr.** ***
Director; Senior Vice President of First Washington Realty, Inc.

Jeffrey A. Gould
Director; Senior Vice President; Trustee, President and Chief Executive Officer of BRT Realty Trust; Senior Vice President of Georgetown Partners, Inc.

Matthew J. Gould
Director; Senior Vice President; President of Georgetown Partners, Inc.; Vice President of REIT Management Corp; Senior Vice President of BRT Realty Trust.

**Member of the Audit Committee*
***Member of the Compensation Committee*
****Member of the Nomination and Corporate Governance Committee*

Jeffrey Fishman
President and Chief Executive Officer.

David W. Kalish
Senior Vice President and Chief Financial Officer; Senior Vice President-Finance of BRT Realty Trust; Vice President and Chief Financial Officer of Georgetown Partners, Inc. and REIT Management Corp.

Simeon Brinberg
Senior Vice President; Senior Vice President and Secretary of BRT Realty Trust; Senior Vice President of Georgetown Partners, Inc.

Israel Rosenzweig
Senior Vice President; Senior Vice President of BRT Realty Trust; Senior Vice President of Georgetown Partners, Inc.; President of GP Partners, Inc.

Lawrence G. Ricketts, Jr.
Vice President, Acquisitions.

Seth Kobay
Vice President and Treasurer; Vice President and Treasurer of BRT Realty Trust; Vice President of Operations of Georgetown Partners, Inc.

Karen Dunleavy
Vice President, Financial; Treasurer of Georgetown Partners, Inc.

Mark H. Lundy
Vice President and Secretary; Vice President of BRT Realty Trust; Vice President of Georgetown Partners, Inc.

Richard M. Figueroa
Vice President and Assistant Secretary; Vice President of Georgetown Partners, Inc.

Alysa Block
Assistant Treasurer; Assistant Treasurer of BRT Realty Trust.

OPENING BELL CEREMONY

JANUARY 15, 2004

ONE LIBERTY MANAGEMENT CELEBRATES LISTING ON THE NEW YORK STOCK EXCHANGE BY RINGING THE OPENING BELL


OLP
LISTED
NYSE
OLP
LISTED
NYSE

One Liberty Properties, Inc.
60 Cutter Mill Road
Great Neck, NY 11021
516 · 466 · 3100
www.onelibertyproperties.com